UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Evoke Pharma, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30049G104

(CUSIP Number)

July 19, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30049G104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Iliad Research & Trading, L.P. 11-3688679

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

350,000, except that Iliad Management, LLC (“Iliad Management”), the general partner of Iliad, Fife Trading, Inc. (“Fife Trading”), the manager of Iliad Management, and John M. Fife (“Fife”), the President of Fife Trading, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER

See response to row 5.

	7	SOLE DISPOSITIVE POWER

350,000, except that Iliad Management, Fife Trading and Fife may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER

See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

*Based on 7,240,918 shares of issued and outstanding common stock as reported on Issuer’s Form 10-Q for period ended March 31, 2016.

CUSIP No.	30049G104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Iliad Management, LLC 20-0411071

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

350,000, except that Iliad, Fife Trading and Fife may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER

See response to row 5.

	7	SOLE DISPOSITIVE POWER

350,000, except that Iliad, Fife Trading and Fife may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER

See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

*Based on 7,240,918 shares of issued and outstanding common stock as reported on Issuer’s Form 10-Q for period ended March 31, 2016.

CUSIP No.	30049G104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fife Trading, Inc. 36-4151891

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

350,000, except that Iliad, Iliad Management and Fife may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER

See response to row 5.

	7	SOLE DISPOSITIVE POWER

350,000, except that Iliad, Iliad Management and Fife may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER

Response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

*Based on 7,240,918 shares of issued and outstanding common stock as reported on Issuer’s Form 10-Q for period ended March 31, 2016.

CUSIP No.	30049G104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M Fife

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

350,000, except that Fife may be deemed to share power with Iliad, Iliad Management and Fife Trading to vote the 483,758 shares held directly by Iliad.

	6	SHARED VOTING POWER

See response to row 5.

	7	SOLE DISPOSITIVE POWER

350,000, except that Fife may be deemed to share power with Iliad, Iliad Management and Fife Trading to dispose of the 483,758 shares held directly by Iliad.

	8	SHARED DISPOSITIVE POWER

See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

*Based on 7,240,918 shares of issued and outstanding common stock as reported on Issuer’s Form 10-Q for period ended March 31, 2016.

Item 1.

(a)	Name of Issuer
Evoke Pharma, Inc.

(b)	Address of Issuer’s Principal Executive Offices
505 Lomas Santa Fe Drive, Suite 270 Solana Beach, California 92075

Item 2.

(a)	Name of Person Filing

This report is filed by Iliad Research and Trading, L.P.; Iliad Management, LLC; Fife Trading, Inc. and John M. Fife with respect to shares of Common Stock of Issuer that are directly beneficially owned by Iliad Research and Trading, L.P. and John M. Fife and indirectly beneficially owned by the other Reporting Persons.

(b)	Address of Principal Business Office or, if none, Residence
The address or principal business address of each Reporting Person is: 303 East Wacker Drive, Suite 1040 Chicago, Illinois 60601

(c)	Citizenship

Iliad Research and Trading, L.P. is a Utah limited partnership
Iliad Management, LLC is a Delaware limited liability company
Fife Trading, Inc. is an Illinois corporation
John M. Fife is a United States Citizen

(d)	Title of Class of Securities
Common Stock, $0.0001 par value

(e)	CUSIP Number
30049G104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 350,000

(b)	Percent of class: 4.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 350,000

(ii)	Shared power to vote or to direct the vote: 350,000

(iii)	Sole power to dispose or to direct the disposition of: 350,000

(iv)	Shared power to dispose or to direct the disposition of: 350,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Iliad Research and Trading, LP

Date: July 22, 2016	By:	/s/ John M Fife
Name: John M Fife
Title: President

Iliad Management, LLC

Date: July 22, 2016	By:	/s/ John M Fife
Name: John M Fife
Title: President

Fife Trading, Inc.

Date: July 22, 2016	By:	/s/ John M Fife
Name: John M Fife
Title: President

Date: July 22, 2016	By:	/s/ John M Fife
Name: John M Fife

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)